Exhibit 99.1

Yunji Announces Changes to Board Composition

HANGZHOU, China, September 6, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced the appointment of Mr. Xuefeng Chen as an independent director of the Company, effective September 6, 2023. Mr. Suqin Xi has concurrently resigned from his position as an independent director and no longer serves as a member on the audit committee, compensation committee, and nominating and corporate governance committee of the Company’s board of directors. Mr. Xuefeng Chen will serve as a member on each of these committees.

Mr. Xuefeng Chen joined Shenzhen Tiantu Capital Co., Ltd. (“Tiantu”) in 2015 and currently serves as its Managing Director and Head of Investment and Financing Management Department. He is responsible for fund management and post-investment project management. Prior to joining Tiantu, Mr. Chen served as a vice president of Shenzhen Jinxin Industrial Group from 2012 to 2015. He served as a partner at Guangdong Ruiting Law Firm from 2010 to 2012, accumulating rich capital market experience. Prior to that, he worked at Guangdong Jundao Law Firm from 2007 to 2010. Mr. Chen is a certified public accountant and a certified tax agent. He received his bachelor’s degree in law from Southwest University of Political Science and Law in China.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, commented, “We are delighted to welcome Mr. Xuefeng Chen to Yunji. We believe that Mr. Chen’s rich industry experience and professional capabilities will contribute to Yunji’s high-quality development strategy.”

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange

Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957